

OFFERING MEMORANDUM

facilitated by



Noble Pies LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Noble Pies LLC
State of Organization	NY
Date of Formation	06/11/2009
Entity Type	Limited Liability Company
Street Address	90 Minturn Rd, Warwick NY, 10990
Website Address	NoblePies.com

(B) Directors and Officers of the Company

Key Person	Leslie Noble
Position with the Company Title First Year	 CEO 2008
Other business experience (last three years)	Founder Founded Noble Pies in 2008. Recipe creator and baker. Developed the market for selling both sweet and savory pies. Went from principal baker to managing the bakery team. Current responsibilities include, recipe development, planning and organizing the day-to-day operations, reviewing financials, hiring, and mentoring, leadership and team building, strategic planning for future growth, improving quality and productivity by analysis and streamlining of systems and processes, community outreach and sharing the brand with the public. Previous experience includes, Owner and Manager of Warwick Valley Stables & Equestrian Center in Warwick, NY; COO of Innapharma Contract Research and Drug Development Company Suffern, NY; Regional Trainer and Product Specialist at Ortho Biotech (Johnson & Johnson) Raritan, NJ, Oncology Specialist and Regional Trainer at Lederle Laboratories (American Cyanamid), Medical Sales Representative at Lederle Laboratories (American Cyanamid). Education includes course work on M.A. in Pharmaceutical Management Fairleigh Dickinson University Madison, NJ, B.S. Business Management Fairleigh Dickinson University Rutherford, NJ, A.A.S. in Applied Science Rockland Community College Suffern, NY.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Leslie Noble	100%

Our Story

We are a family-owned business headquartered in Warwick, NY that makes award winning savory and sweet pies from scratch. We started selling pies along the side of the road at our farm, selling 15 pies a day, within months we were selling 250 pies a day. Within a year we made the decision to focus on the pie business and rented our first retail space, with back-room space for the bakery.

- The retail space was open with an expanded product offering that included savory pies, quiche, breads, scones, and cookies.
- Since that beginning we have successfully opened a second retail store in Rye, New York, third retail location in Tarrytown, opened New York that will open 2nd quarter ('23), and 4th location in Beacon NY, opened December 2023. Our 5th location in Bronxville is expected to open June, 2024.

Retail Focus

Our retail focus is the Lower Hudson Valley, Orange County New York and its six adjacent counties (Dutchess, Putnam, Rockland, Sullivan, Ulster, and Westchester). These seven counties represent 11.7% of New York Metropolitan area. It is the fastest growing region of the Metropolitan Area and has one of the highest socio-economic ratings of the region and the country.

- Our plan is to continue to expand retail within the Lower Hudson Valley, which by population, is underserved by retail bakeries.
- Our distribution has grown beyond our retail outlets to include regular appearances on QVC; being carried by Fresh Direct, GrubHub, and DoorDash; featured on The Knot's Wedding Wire; farmers markets throughout the Lower Hudson Valley; and through our online ordering venue.
- This provides us diversity in our markets and significant exposure in a broader marketplace.

Noble Pies

Noble Pies is an artisanal bakery that began as a roadside stand on our farm in 2008 selling 15 pies a day. In 15-years we have grown from 15-pies per day to an average of 3,500 pies a week, and weeks of a QVC appearance, in excess of 8,000 pies.

- Over the 15 years we have expanded our product line to include quiche, breads, croissants, scones, and cookies.
- We have grown from a single retail bakery with an expanded backroom for production of our baked goods, to four retail bakeries, and alternative sales outlets that include QVC Home Shopping Network, Small Grocers, farmers markets throughout the Lower Hudson Valley, and online ordering opportunities.

Our Pies

Our pies are made from the highest quality ingredients and produced to the highest quality standards. Our pies contain very low amounts of added sugar since the natural sugars from the sustainably grown fruit that we use, provides the majority of our products sweetness. We believe everything in our pies should be wholesome and delicious.

- We support the 'farm to table' movement and therefore source our ingredients as fresh and

local as possible - our flaky crust is made with butter that comes from grass-fed cows in the Catskills, our flour is sustainably grown and milled in New York State, and our fruit comes from farms in the Hudson Valley.

- We have USDA Certification and employ 3rd party inspection and advisement services to assure our processes and procedures are compliant with the latest in food safety standards.

The Team

Leslie Noble , Owner

Founder Founded Noble Pies in 2008. Recipe creator and baker. Developed the market for selling both sweet and savory pies. Went from principal baker to managing the bakery team. Current responsibilities include, recipe development, planning and organizing the day-to-day operations, reviewing financials, hiring, and mentoring, leadership and team building, strategic planning for future growth, improving quality and productivity by analysis and streamlining of systems and processes, community outreach and sharing the brand with the public. Previous experience includes, Owner and Manager of Warwick Valley Stables & Equestrian Center in Warwick, NY; COO of Innapharma Contract Research and Drug Development Company Suffern, NY; Regional Trainer and Product Specialist at Ortho Biotech (Johnson & Johnson) Raritan, NJ, Oncology Specialist and Regional Trainer at Lederle Laboratories (American Cyanamid), Medical Sales Representative at Lederle Laboratories (American Cyanamid). Education includes course work on M.A. in Pharmaceutical Management Fairleigh Dickinson University Madison, NJ, B.S. Business Management Fairleigh Dickinson University Rutherford, NJ, A.A.S. in Applied Science Rockland Community College Suffern, NY.

Tom Herman, Co founder

Tom Herman, co-founder of Noble Pies, Technical and Mechanical Coordinator, Payroll and Inventory Manager. Worked as principal baker and assisted in developing new products. Current responsibilities include procuring and installing equipment, purchasing ingredients and supplies, maintaining equipment and facilities, communicating with government agencies. Previous experience includes 20 years as a self-employed farrier shoeing competition horse in Northern, NJ; Owner and Manager of a special events lighting company in NYC.

Zachary Bonder, COO

COO and head of business development at Noble Pies.

Previous professional experience: Small Real Estate Brokerage and Corporate Housing company owner in NYC for 6 years. Conducted exclusive in house leasing and renewals. Provided furnished dwellings for corporate clients.

My first taste of entrepreneurship was at the age of 14, selling pies on the side of the road of our horse farm to help save our family farm during the 2008 financial crisis. I am a sales driven, calculated individual that knows how to work with and develop teams both operationally and in sales.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$70,000
Offering Deadline	April 5, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Buildout	$35,000	$45,756
Equipment	$30,275	$69,874
Mainvest Compensation	$4,725	$8,370
TOTAL	$70,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS

OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.1%[2]
Payment Deadline	2031-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 X 1.4 X
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.07%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$70,000	0.6%
$83,500	0.7%
$97,000	0.9%
$110,500	1.0%
$124,000	1.1%

[3] To reward early participation, the investors who contribute the first $70,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $70,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Leslie Noble	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Honeycomb Credit	$67,000	12%	02/01/2027	

(Q) Other Offerings of Securities within the Last Three Years

April 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $92,900 Please refer to the company's Form C/U dated June 1st, 2021 for additional disclosures

March 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $40,250 Please refer to the company's Form C/U dated May 13th, 2022 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

3 Years of growth

In past three years we have accomplished the following:

Moved from and separated 1,000 sq ft bakery and retail store to a 2,000 sq ft bakery.

Acquire the equipment needed to reduce our COGS while maintaining quality

Streamlined our baking and production process to one that can be scaled in a larger baking facility with the help of leading bakery industry consultant James Kline of the Ensol Group.

Transformed our production to meet GMP, USDA, and FDA standards.

Tested out the national market, selling over 60,000 pies on QVC network.

Tested out the retail grocery market on Fresh Direct, successfully launching a 5" hand held sweet and savory pie that has been perceived well by the public.

Opened 4 retail storefronts, soon to be 5 storefronts. Figured out a successful, manageable, and profitable retail storefront model.

Participated in 6-8 weekly farmers markets throughout Westchester, NYC, and Bergen county.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer

to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,687,515	$2,109,394	$2,636,743	$3,295,929	$4,119,911
Cost of Goods Sold	$440,521	$455,000	$485,000	$606,260	$625,000
Gross Profit	$1,246,994	$1,654,394	$2,151,743	$2,689,669	$3,494,911
EXPENSES					
Rent	$144,000	$184,800	$231,600	$278,400	$325,200
Utilities	$50,400	$51,660	$60,000	$75,000	$75,000
Salaries	$510,000	$610,000	$685,000	$856,250	$1,070,313
Insurance	$30,000	$30,000	$30,000	$30,000	$30,000
POS	$14,400	$14,760	$15,129	$15,507	$15,894
G&A	$55,000	$56,375	$57,784	$59,228	$60,708
Marketing	$15,000	$18,750	$23,437	$29,296	$36,619
Travel	$14,000	$14,350	$14,708	$15,075	$15,451
Operating Profit	$414,194	$673,699	$1,034,085	$1,330,913	$1,865,726

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post

the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$1,446,624.00	$934,798.00
Cost of Goods Sold	$417,733.00	$235,857.00
Taxes Paid	$0	$0
Net Income	$196,302.00	$65,032.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V